October 27, 2006

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiT Technologies Ltd. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2005

Filed March 30, 2006

File No. 0-29360

Dear Mr. Spirgel:

Pursuant to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 25, 2006, with respect to the above-referenced filing, and as a supplement to the response letter, dated October 19, 2006, filed on our behalf by McDermott Will & Emery LLP, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RiT Technologies, Ltd.

By: /s/ Hila Hubsch

Hila Hubsch

General Counsel

cc:	Melissa Hauber
Robert S. Littlepage, Jr.
U.S. Securities and Exchange Commission

RiT Technologies Ltd. 24 Raoul Wallenberg St., Tel Aviv 69719, Israel

Tel: +972-3-645-5151 Fax: +972-3-647-4115

www.rittech.com